

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Bohn Crain
Chief Executive Officer
Radiant Logistics, Inc.
Triton Towers Two
700 S. Renton Village Place
Seventh Floor
Renton, WA 98057

> **Re: Radiant Logistics, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 27, 2022**
> **File No. 333-264498**

Dear Mr. Crain:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Stephen M. Cohen, Esq.